[K&L Gates LLP Letterhead]

Stacy H. Winick

202.778.9252

stacy.winick@klgates.com

DIRECT FAX: 202.778.9100

March 23, 2010

Mr. Tom Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kluck:

Nuveen Diversified Commodity Fund

333-130360

This letter responds to the comments contained in your letter dated October 16, 2009, regarding Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 of the Nuveen Diversified Commodity Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 4 which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from Pre-Effective Amendment No. 3, is enclosed for your convenience.

General

1.	Comment. We note your response to comment 1 of our letter dated August 4, 2006, and will continue to monitor your next amendment for inclusion of audited financial statements. Please be aware that we may need substantial time to review your financial statements prior to the filing of a red herring or the distribution of a preliminary prospectus to potential purchasers.

Response: Agreed and understood; audited financial statements will be filed as soon as they are available.

2.	Comment. Please provide us with a complete copy of any sales material that includes all illustrations and other inserts in the form you expect to distribute to investors. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

should not contain any information or disclosure that is not contained in or derived from the prospectus. We may have further comment after we receive your materials.

Response. A draft copy of the Fund’s investor brochure is being provided to you under separate cover.

Cover Page of Registration Statement

3.	Comment. Please revise the cover page to reflect your name change. In addition, please update your EDGAR company information to reflect your new name.

Response. The cover page has been revised to reflect the new name, effective December 15, 2009, and the Fund’s EDGAR company information has been updated.

4.	Comment. We note your disclosure on page 41 that you will pay monthly distributions in terms of a fixed cents per share distribution rate. Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Also, please add this disclosure to page 4 and add a separate risk factor to address the specific risks associated with paying a fixed cents per share distribution rate and that the Fund may revise its distribution policy in the future.

Response. The following disclosure has been added on pages 9 and 44:

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to Common Shareholders.

In addition, the following disclosure has been added on page 44:

To permit the Fund to maintain a more stable monthly distribution, the Fund may initially distribute less than the entire amount of net realized capital gains and interest income earned in a particular period. Any such undistributed amount would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of net realized capital gains and interest income actually earned by the Fund during the period. Such undistributed amounts of realized capital gains and interest income will be included in the Fund’s net asset value and, correspondingly, distributions from such undistributed amounts will be deducted from the Fund’s net asset value.

Finally, the following risk factor has been added on page 22:

The Fund’s Distribution Policy May Change At Any Time. Distributions paid by the Fund to its shareholders are derived from the current income and gains from the Fund’s portfolio investments and option strategy, but to the extent such current income and gains

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

are not sufficient to pay distributions, the Fund’s distributions may represent a return of capital. The total return generated by the Fund’s investments can vary widely over the short term and long term and the Fund may be required to liquidate investments in order to make distributions. The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to shareholders.

Nuveen Diversified Commodity Fund Principal Participants, page iv

5.	Comment. Please disclose whether other managing underwriters have been identified at this point. Also revise accordingly the related disclosure on page 1.

Response. Other managing underwriters have not yet been identified at this point. The requested disclosure and related revisions will be made in a subsequent pre-effective amendment prior to printing red herrings.

Investment Objective, page 2

6.	Comment. We note that the TAP Plus program is a rules-based commodity investment strategy. It therefore appears that you have a systematic trading system. Please explain what discretion, if any, the manager uses in deciding which commodities to invest in. Please also add this disclosure to page 23.

Response. TAP and the Fund’s options strategy are collectively referred to as TAP PLUS. With respect to the commodity subadvisor’s TAP strategy, the commodity subadvisor commits annually to hold commodity positions according to a set of rules that establishes the particular commodities in which investments will be made and the relative weighting of the commodities selected. Once the rules are set for the year, the commodity subadvisor does not exercise discretion with respect to which commodities to hold throughout the course of the year. The commodity subadvisor may change the TAP rules at year end and as a result may change the commodities it invests in. As an example, the commodity subadvisor changed the number of commodities held per group from 3 to 4 in 2007. This resulted in the addition of five commodities to the program: gasoline, orange juice, soybean meal, zinc, and palladium. These additions resulted in lower allocations to all of the remaining commodities.

With respect to the Fund’s options strategy, the commodity subadvisor exercises its discretion in writing commodity call options at various strike prices up to 20% out-of-the-money. Commodity call options will be sold on a continual basis up to approximately 50% of the notional value of each of its commodity futures and forward contract positions that, in Gresham’s determination, have sufficient option trading volume and liquidity. In summary, the commodity subadvisor’s TAP PLUS rules-based commodity investment strategy limits the discretion that the commodity subadvisor can exercise in determining which commodities to invest in (TAP), but allows the commodity subadvisor to use discretion in implementing the Fund’s option strategy. Language has been added on pages 26 and 27 explaining the foregoing.

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

Special Risk Considerations, page 4

7.	Comment. We note your disclosure that the CFTC has recently withdrawn relief previously granted to Gresham. Please expand you[r] disclosure to discuss the impact this had on the TAP program and the potential impact on the TAP Plus program.

Response. The CFTC relief that had been granted to Gresham had taken the form of higher position limits on specific grain commodities than those available to the public. At no point was Gresham not subject to position limits in the commodities with such limits. Because of concern about the possible effects of position limits, Gresham has, since 2007, traded on multiple exchanges so long as it determined that there was sufficient liquidity in the contracts involved. Although its position limit relief did not end until January 15, Gresham held no positions in excess of the position limits applicable to the public. For example, Gresham has more equally balanced the positions that its holds in wheat futures between Kansas City Wheat and Chicago Wheat. Gresham anticipates balancing the positions in all commodities with multiple exchanges (e.g. WTI/Brent Crude) in 2010 and thereafter. Gresham believes that if the Fund’s offering raised $1 billion, Gresham would not encounter position limit problems. We have expanded the disclosure of this risk factor by adding the following language on page 16:

The effect of such withdrawal is that, beginning January 15, 2010, Gresham became subject to the same position limit rules as other investors. Gresham has taken steps to mitigate the potential risks associated with becoming subject to such limits (including expanding the number of exchanges on which it trades). However, such limits may in the future restrict the full implementation of the TAP program.

Manager and Subadvisors, page 6

8.	Comment. Please clarify whether NCAM and NAM have adopted policies to address potential conflicts.

Response. This is addressed by the second sentence of the third paragraph under the heading “Conflicts of Interest – Conflicts Relating to the Manager” on page 39, which reads as follows:

The manager has not established formal procedures to resolve potential conflicts of interest resulting from, or that may result from, its sole authority to manage the investments and operations of the Fund.

Break-Even Analysis, page 10

9.	Comment. We note your response to comment 4 of our previous letter. In response to our comment, you state that only data for a single offering size will be included only in the final prospectus and not in the preliminary prospectus. We reissue our previous comment. The table should present data based on the actual size of the offering, not an

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

assumed capitalization that differs from the actual. In light of the fact that the offering is intended to be a firm commitment and underwritten offering, it does not appear appropriate to include multiple break-even points in footnote (1). Please revise your disclosure accordingly.

Response. The Staff is correct that the offering will be made on a firm commitment basis. However, as with most firm commitment offerings, the final size of the transaction will not be known with certainty at the time preliminary prospectuses are printed. Operating companies typically provide information in a preliminary prospectus based on a proposed number of shares to be sold, using the mid-point of a proposed offering price range (i.e., this would not necessarily be the actual size of the final offering). The Fund expects its per share price to be determined at the time of printing red herrings, and to include information in the break-even analysis based on the then-expected number of shares to be sold. However, because the number of shares could change, as with any firm commitment offering, between the date of the preliminary prospectus and the signing of the underwriting agreement (and filing of the final prospectus), the Fund believes the additional information provided in footnote 1 is appropriate and helpful to investors.

Risk Factors, page 14

Shareholders have limited voting rights ...., page 19

10.	Comment. We note your disclosure that the fund will terminate and liquidate if the manager is terminated for cause, if it voluntarily withdraws, or if the shareholders vote to remove the managers. However, on page 52, you indicate that shareholders may vote to replace the manager. Please clarify exactly when the shareholders may vote for a new manager and continue the fund. Please ensure that your disclosure is consistent throughout your prospectus.

Response: Language has been added on pages 20-21 qualifying the liquidation explanation by reference to the ability of the shareholders to replace the manager.

11.

Comment. We note your disclosure that the manager may not be removed except by the affirmative vote of the holders of 66 2/3% of the outstanding shares. However, on page 52, you state that removal requires the approval of 50% of the shares. Please revise to address this discrepancy.

Response: The reference to 66 2/3% has been changed to 50% (in accordance with the Trust Agreement).

Composite Performance Capsule ...., page 34

12.	Comment. We note your disclosure that you have 10 accounts currently traded pursuant to the program as of July 31, 2009. However, we note your other disclosure that you

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

have 2 profitable accounts that are open and 10 losing accounts that have opened. Please revise your disclosure to clarify that you have 12 open accounts that are currently traded pursuant to the program or advise.

Response: The 10 losing accounts that have opened include two accounts that have subsequently closed. Therefore, the disclosure that there are 10 accounts that are currently traded is correct. The composite capsule has been revised slightly to make this more clear.

13.	Comment. Please update your disclosure including Gresham’s assets under management.

Response: This disclosure has been updated on page 37.

Investment Policies of the Fund, page 39

Borrowings, page 39

14.	Comment. We note that you may borrow up to 5% of the value of the Fund’s net assets. Please clarify whether this is an actual limit imposed by the trust agreement. If not, please clarify that there is no limit on the amount of leverage you may utilize. Additionally, please revise your disclosure on page 4 to clarify that there is no limit, if applicable.

Response: The disclosure concerning borrowings on page 42 has been revised to read as follows:

The Fund does not intend to utilize leverage. However, the Fund may borrow for temporary or emergency purposes in an amount up to 5% of the value of the Fund’s net assets should the need arise. Such short-term borrowings would mature in less than 60 days from the date of borrowing. Any temporary or emergency borrowings would be used to provide the Fund with added potential flexibility in managing its liquidity needs.

The 5% limit is not specified in the trust agreement; however, because the Fund does not intend to utilize leverage, we believe stating that there is no limit on leverage would be misleading.

15.	Comment. We note that you intend to establish a standby credit facility with State Street Bank and Trust Company (“State Street”). Please clarify whether you have received a commitment from State Street to provide you with a credit facility or whether you have entered into an agreement with State Street. If you have entered into an agreement with State Street, please disclose the material terms of the agreement, and file the agreement as an exhibit to the registration statement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file the agreement.

Response. The Fund does not intend to establish a standby credit facility with State Street and this language has been deleted on page 42. We have not received a commitment and

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

do not plan to seek a commitment from State Street. If and when the Fund might need to borrow for temporary or emergency purposes, we would make the necessary arrangements at that time.

Distributions, page 41

16.	Comment. We note your response to comment 8 of our previous letter. Please revise to disclose the potential impact on distributions resulting from fees and expenses payable to your Manager. Additionally, please revise to discuss all of the possible sources of distribution payments, including the source of any distribution payments made before you have acquired your target assets. Please clarify that you may use proceeds from offerings.

Response. The Fund expects to be fully invested within a short time after completion of the offering, well before the declaration and payment of its first distribution; as a result, proceeds from the offering will not be used to pay distributions. The following language has been added on page 45 concerning fees:

The Fund will pay fees and expenses that must be offset by investment gains and interest income in order to avoid depletion of the Fund’s assets. Due to such fees and expenses, distributions paid by the Fund over time are likely to be less than the amount of net realized capital gains and interest income actually earned by the Fund.

Management’s Discussion and Analysis ..., page 47

17.	Comment. The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management will take to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management will use to manage/assess your business and that would be important to investors. For example, please disclose the impact of current market conditions on your plans. Additionally, please discuss the impact of the CFTC’s withdrawal of relief for Gresham regarding certain commodities. Please revise your disclosure accordingly. Refer to Release No. 33-8350 (Dec. 19, 2003).

Response: The introductory narrative of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section has been revised to provide additional disclosure on the Fund’s material opportunities, challenges and risks. Also, language has been added describing the impact of current market conditions and the CFTC withdrawal of relief for Gresham.

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

Liquidity and Capital Resources, page 48

18.	Comment. Please expand your disclosure in this section to discuss the credit facility with State Street.

Response: As indicated in response to comment 15, no credit facility with State Street has been established nor is one currently contemplated; accordingly, references elsewhere to State Street have been deleted.

Trust Agreement, page 51

Manager Expenses, page 53

19.	Comment. We note that you will reimburse your manager for costs incurred in managing your business. Please tell us whether you will reimburse your manager for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers in your next 10-K. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

Response: The Fund will not be reimbursing the manager for the salaries or benefits of the named executive officers.

Part Two: Statement of Additional Information, page 69

20.	Comment. Please provide us with support for all quantitative and qualitative business and industry data used in this section. We note on pages 77 and 78, without limitation, the following examples:

•

“Over the past several years, expanding global production in countries such as China and India has fueled tremendous growth in the broad commodities markets. As a result, many investors have sought to take advantage of the continuing upward trend in commodity prices by investing in the common stocks of companies whose business is focused on the production of commodities. Historically, the stocks of companies whose sole business is to produce a single commodity, so called “pure play” companies, have failed to track the returns of the underlying commodities they produce.”

•

“Getting broad exposure to commodity futures is difficult for investors for several reasons. For one, few people actively invest in derivatives. In addition, commodity futures are short maturity claims on real assets that require constant reinvestment and a significant commitment of margin funds to maintain exposure to a diversified set of commodity futures over the long term. Another important

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

point is that historical commodity data is relatively scarce compared to stocks and bonds, despite the fact that commodities have been traded in the United States for over 100 years. The University of Chicago Center for Research in Security Prices has no commodity futures data, nor does Ibbotson Associates.”

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering[.]

Response. The business and industry data used in Part Two: Statement of Additional Information was developed using supporting materials prepared by Gresham and Nuveen in connection with this offering. The Historical Returns and Correlation and Supplemental Performance Information section is designed to provide potential investors a better understanding of the commodity markets and the TAP and TAP PLUS strategies. A composite Excel file with the underlying return data and chart outputs is being provided under separate cover for your reference. Below we summarize the data sources and analytical methods used to produce the charts in this section.

Charts 1 and 2: Gresham produced Charts 1 and 2 using publicly available historical return data from Bloomberg Professional Service for the front-month futures contracts of oil and gold and the NYSE AMEX Oil Index (XOI) and the Philadelphia Stock Exchange Gold & Silver Index (XAU).

Chart 3: Gresham produced Chart 3 which is a pie chart that depicts the TAP target commodity weights for 2010.

Charts 4 and 5: Gresham and Nuveen produced Charts 4 and 5 using proprietary TAP monthly net return data which represents the historical gross returns of Dr. Jarecki’s proprietary account adjusted for the fees and expenses that are applicable to the Fund (approximately 1.59%). The historical data shown for the Consumer Price Index (CPI) and the security indices is publicly available from Bloomberg Professional Service. For the Chart 4 commentary, Gresham calculated the correlations between TAP and CPI using Excel formulas. For Chart 5, Nuveen used Zephyr Style ADVISOR analytical tools to calculate the correlations between the CPI, TAP and security indices. Nuveen has an annual subscription to Zephyr Style ADVISOR which is an industry leading software package that can be used to implement returns-based style analysis and performance reporting.

Chart 6: Gresham and Nuveen produced Chart 6 using proprietary TAP monthly net return data which represents the historical gross returns of Dr. Jarecki’s proprietary account adjusted for the fees and expenses that are applicable to the Fund (approximately 1.59%). The Dow Jones Industrial Average (DJIA) monthly return data is publicly available from Bloomberg Professional Service. The chart shows volatility, as measured by the standard deviation of monthly returns, of TAP , the DJIA, the average TAP commodity, and the average of all the DJIA constituents.

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

In order to find the average TAP commodity, Gresham aggregated the returns from Bloomberg Professional Service for all 31 commodities represented by the TAP strategy. Gresham then calculated the monthly standard deviation of each commodity, and annualized these values. Gresham averaged the annualized standard deviation of each commodity to arrive at the standard deviation for the average TAP commodity. Similarly, Gresham aggregated the returns for all constituents (30 total) in the DJIA. Then the monthly standard deviation of each constituent was calculated and annualized. The annualized standard deviation of each constituent was averaged to arrive at the standard deviation for the average DJIA constituent.

Charts 7 – 11

In Charts 7-11, the hypothetical performance results for the TAP PLUS strategy shown are produced using proprietary Gresham data and analysis. The TAP PLUS returns are calculated by Gresham which has retroactively applied the Fund’s option strategy to the historical gross returns of Dr. Jarecki’s proprietary account adjusted for the fees and expenses that are applicable to the Fund (approximately 1.59%). Gresham and Nuveen produced these charts using Gresham TAP and TAP PLUS return data and Zephyr Style ADVISOR analytical tools.

The TAP and TAP PLUS are shown net of the fees and expenses that are applicable to the Fund (approximately 1.59%), while commodity and security indices (which are unmanaged and cannot accommodate direct investment) are shown gross of fees and expenses. Based on Gresham’s gross return data, Nuveen calculated net returns and uploaded these net returns into Zephyr StyleADVISOR As a subscriber to Zephyr StyleADVISOR, Nuveen has access to historical index return data for all the indices. Performance reports can be customized to include appropriate parameters, such as date range, periodicity and trailing window size (months). Once TAP, TAP PLUS and index return data were selected in Zephyr StyleADVISOR, various performance reports were generated. Such performance reports included summary statistics on correlation, Sharpe Ratio, average annual return, asset allocation and standard deviation. When the performance reports were finished, the Zephyr StyleADVISOR data was exported to Excel so that the charts could be recreated for inclusion in the prospectus.

Historical Correlation and Supplemental Performance Information, page 77

21.	Comment. We note that in charts 1 and 2, you provide a comparison of stocks in the oil and gold industries to the front-month futures contracts in oil and gold. Please tell us why you have chosen to focus solely on these two commodities when you intend to invest in other commodities.

Response. There are enough US oil companies to create a diversified portfolio of oil stocks for illustration purposes. The same can be said of gold companies but cannot be said for some of the other commodities in which the Fund intends to invest. The XOI provides a publicly available benchmark of a basket of oil companies. The XAU serves a similar purpose for gold companies. The availability of a recognized publicly available benchmark distinguishes oil and

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

gold from other commodities. Some commodities have no US publicly listed producers (e.g. sugar and cocoa). Other commodities have too small a number of US publicly listed producers to justify an index or even a diversified basket (e.g. aluminum and corn). The Fund did not want to make comparisons against a custom benchmark given the potential for error or against an individual equity given stock specific risk. Therefore, the Fund has provided an analysis of the equity/commodity relationships for oil and gold. The following brief explanation has been added on page 82:

Comparisons are shown only for oil and gold because no similar publicly available benchmark indices relating to the other groups of commodities the Fund will invest in are available.

Supplemental Performance Information, page 81

22.	Comment. We note your response to comment 15 of our previous letter. In response to our comment, you state that reliable complete publicly-available industry data for the option portion of TAP PLUS prior to July 1994 is not consistently or readily available and that such information may be obtained only by incurring significant costs. However, we note your disclosure that the information presented regarding TAP PLUS is derived by retroactively applying the Fund’s risk management program to the performance of Dr. Jarecki’s TAP account. It is therefore still not clear why the information presented for TAP PLUS is only available through July 1994 while information regarding the TAP program is available through January 1987. Please revise or advise.

Response. Retroactively applying the Fund’s options strategy requires the calculation of specific momentum measures that Gresham uses. Gresham’s process requires that it calculate the momentum intraday. That requires it to use more expensive and less authoritative tick data which it parses to get intraday readings. In addition, Gresham needs three years of data to calibrate its momentum models. Gresham is able to get tick data on the commodities it needs going back to 1991; this permits it to run the simulation of TAP PLUS back to 1994. Gresham believes that it would be prohibitively expensive, and perhaps impossible, to extend the simulation back to 1987. The following brief explanation has been added on page 87:

The hypothetical TAP PLUSSM returns reflected in the following tables were calculated for the period beginning July 1994. The information required to calculate hypothetical TAP PLUSSM returns for periods prior to July 1994 may not be available or, if available, the compilation and analysis of that information would be impracticable and prohibitively expensive. Therefore, hypothetical returns for periods prior to July 1994 have not been calculated.

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

Exhibits

23.	Comment. Please note that we will need to review your exhibits before we declare the registration statement effective and we may have comments. Therefore, please file all of the exhibits required by Item 601 as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response. The form of the Trust Agreement is included with this filing as Exhibit 4.1. Drafts of the legal and tax opinions are being provided to you under separate cover. The other exhibits will be filed as soon as they are available.

Signatures, page II-4

24.	Comment. In your next amendment please include signatures of your principal financial officer, your controller or principal accounting officer and a majority of your trustees or persons performing similar functions. We refer to Instruction 1 to Form
S-1.

Response. We have provided signatures of the Fund’s manager and the Manager’s officers. While the Fund will have individual trustees, pursuant to the terms of the Trust Agreement, those trustees will have very limited authority or responsibility, as described in the prospectus. The Fund will have individual trustees in order to satisfy the listing requirements of the NYSE Amex for an actively managed commodity fund (as opposed to an index-type commodity fund that would not have individual trustees). However, in other respects, particularly the extensive power and control over the Fund’s activities (including the preparation of its disclosure documents and regulatory filings) that the Trust Agreement conveys solely on the manager, the Fund is similar to other commodity funds, whose SEC filings are typically signed by the officers of the managing owner or similar entity. Therefore, the Fund believes that the signatures of the officers of the manager, which controls the Fund, are the appropriate signatures for this filing and that the signatures of the individual trustees are not required. For the staff’s information, the Fund is in the process of seeking no-action and exemptive relief from the CFTC to permit the Fund to operate, among other things, without any requirement that the individual trustees register in their own right with the CFTC as commodity pool operators, and the Fund believes its position set forth in this response is consistent with its request to the CFTC.

Sales Literature submitted October 24, 2006

25.	Comment. Please tell us whether you still intend to use the free-writing prospectus material submitted to us on October 24, 2006. If so, please update the material to reflect your current offering and provide a revised copy for us to review.

Response. As indicated in our response to Comment 2, we are providing a draft copy of the investor brochure to you under separate cover.

Mr. Tom Kluck

Securities and Exchange Commission

March 23, 2010

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252, Craig Walker at 312.807.4321 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ STACY H. WINICK

Stacy H. Winick

Enclosures

Copy (w/encl.) to Kevin McCarthy and Kimberly Flynn